Prospectus Supplement No. 8 To Prospectus dated May 26, 2021	Filed Pursuant to Rule 424(b)(3) Registration No. 333-252241

Clever Leaves Holdings Inc.

Primary Offering of
17,900,000 Common Shares Issuable Upon Exercise of Warrants
1,217,826 Common Shares Issuable Upon Conversion of Non-Voting Common Shares
125,370 Common Shares Issuable Upon Exercise of Options

Secondary Offering of
5,494,789 Common Shares
4,900,000 Warrants to Purchase Common Shares
4,900,000 Common Shares Issuable upon Exercise of Warrants

This Prospectus Supplement No. 8 supplements the Prospectus dated May 26, 2021 (the “Prospectus”) of Clever Leaves Holdings Inc., a corporation organized under the laws of British Columbia, Canada (“we” or the “Company”), that forms a part of the Company’s Registration Statement on Form S-1 (File No. 333-252241). This Prospectus Supplement No. 8 is being filed to update and supplement certain information contained in the Prospectus with the information contained in our Current Report on Form 8-K/A, filed with the Securities and Exchange Commission on February 9, 2022, other than the information included in Items 2.02 and 7.01 and Exhibit 99.1, which were furnished and not filed. This Prospectus Supplement No. 8 should be read in conjunction with the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of material risks of investing in our securities in “Risk Factors” beginning on page 10 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of the Prospectus or this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is February 9, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A
(AMENDMENT NO. 1)

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 9, 2022

Clever Leaves Holdings Inc.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	001-39820	Not Applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6501 Congress Ave, Suite 240 Boca Raton, FL	33487
(Address of principal executive offices)	(Zip Code)

(561) 634-7430
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
 Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol (s)	Name of each exchange on which registered
Common shares without par value	CLVR	The Nasdaq Stock Market LLC
Warrants, each warrant exercisable for one common share at an exercise price of $11.50	CLVRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory Note

This Amendment No. 1 to the Current Report on Form 8-K (the “Current Report”) filed by Clever Leaves Holdings Inc. (the “Company” or “Clever Leaves”) with the Securities and Exchange Commission on February 9, 2022 (the “Original Form 8-K”) is being filed to:

•correct errors reported in the Original Form 8-K concerning the Company’s expected net loss ranges for the quarter and year ended December 31, 2021 and its actual net loss for the quarter and year ended December 31, 2020;

•to correct errors reported in the Original Form 8-K reconciling Adjusted EBITDA to the most directly comparable U.S. GAAP measure, net loss; and

•re-furnish Exhibit 99.1 (the “Exhibit”), which, as previously furnished, unintentionally omitted the non-GAAP reconciliation table.

The information set forth in the Original Form 8-K is incorporated herein by reference and restated in part below. Except as stated in this Explanatory Note, this Current Report does not otherwise change or update the disclosure set forth in the Original Form 8-K and does not otherwise reflect events after the Original Form 8-K was filed. The items set forth below are the only items from the Original Form 8-K that are being amended.

Item 2.02 Results of Operations and Financial Condition.

On February 9, 2022, the Company issued a press release announcing certain preliminary unaudited financial results for the quarter and year ended December 31, 2021 and its preliminary outlook for 2022.

A copy of the press release issued by the Company on February 9, 2022 announcing the Company’s preliminary unaudited financial results and its preliminary outlook for 2022 is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

As disclosed in Item 2.02 above, on February 9, 2022, the Company issued a press release announcing certain preliminary unaudited financial results for the quarter and year ended December 31, 2021 and its preliminary outlook for 2022. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

The information set forth in Item 2.02, Item 7.01 and Item 9.01 of this Current Report on Form 8-K, including the related information set forth in the press release attached hereto as Exhibit 99.1 and incorporated by reference herein, is being “furnished” and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section.

Item 8.01 Other Events.

Fourth Quarter 2021 Financial Estimates vs. Same Year-Ago Quarter
Net loss is expected to range between approximately $17.1 million and $17.5 million compared to $0.9 million.
Full Year 2021 Financial Estimates vs. 2020
•Net loss is expected to range between approximately $38.8 million and $39.2 million compared to $25.9 million.

The financial data presented above are preliminary unaudited estimates estimated ranges with respect to the Company’s fourth quarter and full year ended December 31, 2021 net loss based on currently available information. These estimates were prepared by management in good faith based upon internal reporting for the quarter and full year ended December 31, 2021. Although the Company has not identified any unusual or unique events or trends that occurred during the period which might materially affect these estimates, the financial close process and review are not yet complete and, as a result, the Company’s final results upon completion of its closing process may be outside the estimated ranges provided. The Company’s independent registered public accounting firm, BDO Canada LLP, has not audited, reviewed, compiled or performed any procedures on this preliminary financial data. You should not place undue reliance on this preliminary estimated financial information and should review the Company’s full financial results for the fourth quarter and full year ended December 31, 2021 when available. Clever Leaves expects to report its fourth quarter and full year ended December 31, 2021 results, and provide additional operational updates, in March 2022.

Non-GAAP Financial Measures

In this Current Report Clever Leaves refers to certain non-GAAP financial measures including Adjusted EBITDA. Adjusted EBITDA does not have a standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Adjusted EBITDA is defined as income/loss from continuing operations before interest, taxes, depreciation, amortization, share-based compensation expense, gains/losses on foreign currency fluctuations, gains/losses on the early extinguishment of debt, gain/loss on remeasurement of warrant liability, and miscellaneous expenses. Adjusted EBITDA also excludes the impact of certain non-recurring items that are not directly attributable to the underlying operating performance. Clever Leaves considers Adjusted EBITDA to be a meaningful indicator of the performance of its core business. Adjusted EBITDA should neither be considered in isolation nor as a substitute for the financial measures prepared in accordance with U.S. GAAP. For a reconciliation of Adjusted EBITDA to the most directly comparable U.S. GAAP measure, see the relevant schedule with this Current Report.

Forward-Looking Statements

This Current Report includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “aim,” “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evolve,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “opportunity,” “outlook,” “pipeline,” “plan,” “predict,” “potential,” “projected,” “seek,” “seem,” “should,” “will,” “would” and similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements as well as our outlook for 2021 are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Important factors that may affect actual results or the achievability of the Company’s expectations include, but are not limited to: (i) expectations with respect to future operating and financial performance and growth, including if or when Clever Leaves will become profitable; (ii) Clever Leaves’ ability to execute its business plans and strategy and to receive regulatory approvals; (iii) Clever Leaves’ ability to capitalize on expected market opportunities, including the timing and extent to which cannabis is legalized in various jurisdictions; (iv) global economic and business conditions; (v) geopolitical events, natural disasters, acts of God and pandemics, including the economic and operational disruptions and other effects of COVID-19 such as the global supply chain crisis, travel restrictions, delays or disruptions to physical shipments (including outright bans on imported products), delays in issuing licenses and permits, delays in hiring necessary personnel to carry out sales, cultivation and other tasks, and financial pressures upon Clever Leaves and its customers; (vi) regulatory developments in key markets for the company's products, including international regulatory agency coordination and increased quality standards imposed by certain health regulatory agencies, and failure to otherwise comply with laws and regulations; (vii) uncertainty with respect to the requirements applicable to certain cannabis products as well as the permissibility of sample shipments, and other risks and uncertainties; (viii) consumer, legislative, and regulatory sentiment or perception regarding Clever Leaves’ products; (ix) lack of regulatory approval and market acceptance of Clever Leaves’ new products; (x) the extent to which Clever Leaves’ is able to monetize its existing THC market quota within Colombia; (xi) demand for Clever Leaves’ products and Clever Leaves’ ability to meet demand for its products and negotiate agreements with existing and new customers; (xii) developing product enhancements and formulations with commercial value and appeal; (xiii) product liability claims exposure; (xiv) lack of a history and experience operating a business on a large scale and across multiple jurisdictions; (xv) limited experience operating as a public company; (xvi) changes in currency exchange rates and interest rates; (xvii) weather and agricultural conditions and their impact on the Company’s cultivation and construction plans, (xviii) Clever Leaves’ ability to hire and retain skilled personnel in the jurisdictions where it operates; (xix) Clever Leaves’ rapid growth, including growth in personnel; (xx) Clever Leaves’ ability to remediate a material weakness in its internal control cover financial reporting and to develop and maintain effective internal and disclosure controls; (xxi) potential litigation; (xxiii) access to additional financing; and (xxiv) completion of our construction initiatives on time and on budget. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Clever Leaves’ most recent filings with the SEC. All subsequent written and oral forward-looking statements concerning Clever Leaves and attributable to Clever Leaves or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Clever Leaves expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Adjusted EBITDA Reconciliation (Non-GAAP) Measure
	Twelve months ended		Quarter ended
	Dec 31, (unaudited)		Dec 31, (unaudited)
(In thousands of United States dollars)	Lower Range	Upper Range	Lower Range	Upper Range
Net Loss	(38,800)	(39,200)	(17,100)	(17,500)
Gain on remeasurement of warrant liability	(16,900)	(16,900)	(11,500)	(11,500)
Share-based compensation	11,400	11,400	3,300	3,300
Goodwill impairment	15,500	15,500	15,500	15,500
Depreciation & amortization	2,400	2,400	600	600
Interest expense, net	4,300	4,300	1,900	1,900
(Gain) / loss on extinguishment of debt	(3,300)	(3,300)	100	100
Foreign exchange loss	1,300	1,300	100	100
Other income, net	(300)	(300)	(200)	(200)
Adjusted EBITDA (Non-GAAP Measure)	(24,400)	(24,800)	(7,300)	(7,700)

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Press Release Announcing Preliminary Fourth Quarter and Full Year 2021 Results and 2022 Outlook, dated February 9, 2022
104	Cover Page Interactive Data File

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Clever Leaves Holdings Inc.

By:	/s/ David M. Kastin
Name:	David M. Kastin
Title:	General Counsel and Corporate Secretary

Date: February 9, 2022